UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    September 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated September 9, 2008

2.

News Release dated September 11, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: September 15, 2008

Signed:  /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V: KGN

KEEGAN REPORTS EXCELLENT RESULTS FROM DRILLING TO
SOUTH OF ESAASE GOLD RESOURCE

Vancouver, BC, September 9, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce results from step out drilling up to 900 meters south of the boundary of the existing 43-101 resource at the Esaase property. Highlights include 69 m @ 1.83 g/t Au, 28 m @ 1.99 g/t Au, and 14 m @ 3.05 g/t Au. Keegan has just begun testing the extensions of the south extension of the A-1 zone down dip and the intercepts reported are still at relatively shallow depths, a mere 70-130 meters below the surface. The drill holes in this area are intersecting the moderately west dipping basal zone of mineralization and consistently delivering wide intercepts of plus gram material (please see table 1). Keegan believes that it can add significant resource in the southern extension of the A-1 zone and will continue to aggressively explore in this area. Please see www.keeganresources.com for a drill hole location map.

Table 1: Intercepts from South step out drilling at the Esaase property that have a minimum grade-width of approximately 15 g/t Au x meter. Intercepts with grade-widths of approximately 45 g/t Au x meter or higher are bolded. Distances are in meters and grades reported in g/t Au.

Hole ID From To Width Grade A-1 extension to the south
KERC466	15	27	12	1.75
including	26	27	1	13.3
KERC466	166	235	69	1.83
including	197	198	1	30
KERC467	82	87	5	2.57
KERC467	137	155	18	0.73
KERC467	193	221	28	1.13
including	82	83	1	10.8
KERC468	130	168	38	1.25
KERC468	189	201	12	1.01
KERC469	115	125	10	1.38
KERC470	97	133	36	1.12
including	131	132	1	14.8

Hole ID From To Width Grade
KERC473	157	171	14	3.05
including	170	171	1	39
KERC473	189	217	28	1.99
including	214	215	1	39.7
D-1 zone
KEDD459	17	33	16	0.89
KEDD460	50	81	31	0.65
KEDD460	122.9	127.9	5	2.15
including	122.9	124	1.1	25.6
KERC461	63	74	11	1.69

President and CEO Dan McCoy states: "Keegan continues to extend the resource at the Esaase deposit which supports the company’s goal to deliver a significant, modern open pit gold mine. The company is presently adequately financed to continue to rapidly advance exploration and engineering efforts at Esaase well into 2009.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Drill core is HQ diameter and is split logged and sampled on site. All core and RC samples are assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, or ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 15 g/t Au x meter grade-thickness are not routinely reported. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s filings that are available at www.sedar.com.

PRESS RELEASE

TSX-V:  KGN

KEEGAN IDENTIFIES DRILL TARGETS OVER 10 KM IN STRIKE LENGTH USING GOLD-IN-SOIL ANOMALIES ON THE JENI PORTION OF ESAASE GOLD PROPERTY, GHANA

Vancouver, September 11, 2008: Keegan is pleased to announce results on its soil geochemical program from the Jeni Concession of the Esaase gold project located in southwest Ghana.  The Jeni Concession was acquired in March of this year. Keegan has been testing the exploration potential of the property with VTEM airborne surveys as well as follow-up soil sampling.  Keegan has results from 1695 soil samples to date, which reveal coherent > 50 ppb soil anomalies totaling over 10km in strike from three different structures along prominent bedrock resistivity breaks within the underlying bedrock.  The combination of soil anomalies and resistivity breaks were excellent indicators of the significant initial 43-101 gold resource and subsequent extensions and new parallel gold discoveries made on the contiguous Esaase Concession to the northeast of Jeni.  Other similarities are the presence of previously mined alluvial gold in small tributaries draining these exciting new gold-in-soil discoveries.  Keegan plans to continue and expand on these excellent results and will subsequently design trenching (where possible) and drilling programs.  Please see www.keeganresources.com for a map showing the location of the mineralized structures and gold-in-soil anomalies

Dan McCoy, president and CEO of Keegan Resources states: "We are very pleased to see the size and consistency of the drill targets as outlined by the gold in soils geochem results at Jeni. We believe that these multiple structures have excellent potential to add to the already large and growing resource revealed by drilling on the Esaase Concession.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. All soils are assayed using BLEG technique on a one kg sample by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana and QA/QC was ensured by good repeatability from external standards.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.